EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

	Six Months Ended June 30,
	2010		2009
Earnings:
Income (loss) from continuing operations before income tax expense (1)(2)	$2,529		$46,546
Fixed charges	52,964		51,724
Adjustment to net distributed income of equity investee	4,100		—
Interest capitalized	(480)		(1,944)
Amortization of previously capitalized interest	264		261
Non-controlling interest	(2,262)		—

Total	$57,115		$96,587

Fixed Charges:
Interest cost and debt expense	$51,013		$47,500
Interest capitalized	480		1,944
Interest allocable to rental expense(3)	1,471		1,380

Total fixed charges	52,964		50,824
Preferred dividends	—		900

Total fixed charges and preferred dividends	52,964		$51,724

Ratio of earnings to fixed charges	1.1	x	1.9x

Ratio of earnings to fixed charges and preferred dividends	1.1	x	1.8x

(1)	Includes a non-cash gain recognized on derivatives of $39.7 million for the six months ended June 30, 2010.
(2)	Includes a gain on asset sale of $109.9 million and a non-cash loss recognized on derivatives of $46.5 million for the six months ended June 30, 2009.
(3)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.